
RECD S.E.C.
MAY 2 1 2003
1086


03050680

May 16, 2003

File No. 82-4121
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549

Re: ACOM CO., LTD. - Rule12g3-2(b)

SUPPL

Dear Sir / Madam;

In order for us to comply with the requirements of Rule 12g3-2(b), we, ACOM CO., LTD. (the "Company"), enclose herewith a copy of the English translation of the press release dated May 6, 2003 entitled "Notice Concerning the Tender Offer for Acquisition of Treasury Stock" and a copy of the English translation of the public notice dated May 7, 2003 placed in a Japanese-language newspaper of general circulation in Japan entitled "Public Notice of Commencement of Tender Offer". We believe these documents of the Company are required to be furnished to the SEC under Rule 12g3-2(b).

We will continue to submit to you English versions, English translations, adequate summaries and/or brief descriptions in English of the published documents of the Company to the extent required under Rule 12g3-2(b).

Yours faithfully,

ACOM CO., LTD.


PROCESSED
MAY 29 2003
THOMSON
FINANCIAL

By K. Izumimoto
Name : Kouichi Izumimoto
Title : Director and General Manager,
General Affairs Dept.

dlw 5/27

Legend
The tender offer described above is not being made, directly or indirectly, in or into the United States of America (the "United States" or "U.S.") or by use of the U.S. mails or by any means or instrumentality (including, without limitation, post, facsimile transmission, telex, telephone or electronic transmission by way of the Internet or otherwise) of U.S. interstate commerce or of any facility of a U.S. national securities exchange and cannot be accepted in or from the United States or by any such use, means or instrumentality.

Any purported acceptance of the tender offer that ACOM or its agents believe has been made in or from the United States will be invalidated. ACOM further reserves the absolute right to reject any and all acceptances determined by it not to be in proper form or the acceptance of which may be unlawful.

Copies of this document or any offering documents must not be mailed to or otherwise distributed or sent to or in the United States and may not be used for the purpose of soliciting the purchase of any securities of the company from anyone in any jurisdiction, including the United States, in which such solicitation is not authorized or from any person to whom it is unlawful to make such solicitation.

(Translation)

To whom it may concern

May 6, 2003

15-11, Fujimi 2-chome, Chiyoda-ku, Tokyo
ACOM Co., Ltd.
President and Representative Director
Shigeyoshi Kinoshita
(TSE Code No. 8572 first section of TSE)

Notice Concerning the Tender Offer for Acquisition of Treasury Stock

Notice is hereby given that ACOM Co., Ltd. ("ACOM") has resolved at the meeting of its Board of Directors held on May 6, 2003 to implement a tender offer for acquisition of its treasury stock as follows:

1. Purpose for the tender offer

In order to implement flexible management according to economic conditions, ACOM has obtained, at the 25th Ordinary General Meeting of Shareholders held on June 27, 2002, an approval for acquisition of its treasury stock pursuant to Article 210 of the Commercial Code; whereupon ACOM has resolved at the meeting of its Board of Directors held on May 6, 2003, to acquire its treasury stock by way of the tender offer.

2. Content of the resolution concerning the acquisition of the treasury stock (content resolved at the General Meeting of Shareholders held on June 27, 2002)

(1)	Type of shares to be acquired:	Common stock of ACOM
(2)	Maximum number of shares to be acquired:	10,000,000 shares (maximum)
(3)	Maximum amount of acquisition:	100 billion yen (maximum)

3. Period during which purchase is to be made

From May 7, 2003 (Wednesday) to May 27, 2003 (Tuesday)

4. Purchase price

3,400 yen per share

5. Calculation basis for determination of the purchase price

The closing price of the common stock of ACOM reported at the Tokyo Stock Exchange on May 2, 2003, the day immediately preceding the date for the meeting of the Board of Directors at which the tender offer is resolved.

6. Maximum number of shares to be purchased

5,000,000 shares

7. Funds required for purchase, etc.

17,066 million yen

8. Others

The treasury stock to be purchased by way of the tender offer will be cancelled promptly after the completion of the tender offer.

Contact:
General Manager of IR Department and Director
Satoru Tomimatsu
Tel: 03-3270-3423 (Direct)
Fax: 03-3270-1742

Legend

The tender offer described above is not being made, directly or indirectly, in or into the United States of America (the "United States" or "U.S.") or by use of the U.S. mails or by any means or instrumentality (including, without limitation, post, facsimile transmission, telex, telephone or electronic transmission by way of the Internet or otherwise) of U.S. interstate commerce or of any facility of a U.S. national securities exchange and cannot be accepted in or from the United States or by any such use, means or instrumentality.

Any purported acceptance of the tender offer that ACOM or its agents believe has been made in or from the United States will be invalidated. ACOM further reserves the absolute right to reject any and all acceptances determined by it not to be in proper form or the acceptance of which may be unlawful.

Copies of this document or any offering documents must not be mailed to or otherwise distributed or sent to or in the United States and may not be used for the purpose of soliciting the purchase of any securities of the company from anyone in any jurisdiction, including the United States, in which such solicitation is not authorized or from any person to whom it is unlawful to make such solicitation.

(Translation)

PUBLIC NOTICE OF COMMENCEMENT OF TENDER OFFER
Appearing in the Nikkei Shimbun

To whom it may concern

May 7, 2003

15-11, Fujimi 2-chome, Chiyoda-ku, Tokyo
ACOM Co., Ltd.
President and Representative Director
Shigeyoshi Kinoshita

Notice is hereby given that ACOM Co., Ltd. ("ACOM") will make a tender offer of listed share certificates, etc. by the issuer thereof provided for in the Securities and Exchange Law (the "Law") as follows:

1. Purpose of the tender offer

In order to implement flexible management according to economic conditions, ACOM has adopted, at the Ordinary General Meeting of Shareholders held on June 27, 2002, a resolution concerning an acquisition of its treasury stock pursuant to Article 210 of the

Commercial Code. Subject to such resolution, ACOM has resolved at the meeting of its Board of Directors held on May 6, 2003, to acquire its treasury stock by way of a tender offer.

2. Content of the resolution of the Ordinary General Meeting of Shareholders pursuant to Article 210, Paragraph 1 of the Commercial Code

(1)	Type of shares:	Common stock
(2)	Maximum number of shares:	10,000,000 shares
(3)	Maximum amount of acquisition:	100,000,000,000 yen

3. Type and number of shares and maximum amount of acquisition of the listed share certificates, etc. already purchased or otherwise pursuant to the resolution set forth in 2. above

Not applicable.

4. Terms of the tender offer

(1) Type of shares of the listed share certificates, etc. to be purchased or otherwise

Common stock

(2) Period during which purchase is to be made

From May 7, 2003 (Wednesday) to May 27, 2003 (Tuesday)

(3) Purchase price, etc.

3,400 yen per share

(4) Number of shares of the listed share certificates, etc. to be purchased (the "Minimum Number of Shares to be Purchased")

5,000,000 shares

(5) Method and place of response to the tender offer

(i) Tender offer agent

Nikko Citigroup Limited, at 2-20, Akasaka 5-chome, Minato-ku, Tokyo

In order to entrust a part of the business as tender offer agent, the above tender offer agent has appointed the following sub-agent:

Nikko Cordial Securities Inc., at 3-1, Marunouchi 3-chome, Chiyoda-ku, Tokyo

(ii) [Intentionally omitted.]

(iii) When responding to the tender offer, please bring the seal, together with the form of the "response to the tender offer" mentioned above. If there is no account opened with the tender offer agent or the sub-agent, such responding shareholder shall be required to open an account newly at the tender offer agent or the sub-agent.

(iv) If a responding shareholder is a non-resident (including a corporate shareholder), please respond to the tender offer through a standing proxy in Japan.

(6) Name of the securities companies making settlement for the purchase, etc.

Nikko Citigroup Limited, at 2-20, Akasaka 5-chome, Minato-ku, Tokyo
Nikko Cordial Securities Inc., at 3-1, Marunouchi 3-chome, Chiyoda-ku, Tokyo

(7) Date of commencement of settlement

June 4, 2003 (Wednesday)

(8) Method and place of settlement

The purchase price shall be remitted by the tender offer agent or the sub-agent (if the response to the tender offer has been made through the sub-agent) to the place designated by the responding shareholder without delay after the date of commencement of settlement.

(9) Method of return of the listed share certificates, etc.

A share certificate required to be returned shall be mailed or delivered by the tender offer agent or the sub-agent to the responding shareholder (or the standing proxy, in the case of a non-Japanese shareholder), or, if such share certificate is already deposited with the tender offer agent, the sub-agent or the Center at the time of the response, returned to the original condition of custody.

(10) Other conditions and method of purchase, etc.

(i) If the total number of tendered share certificates exceeds the Minimum Number of Shares to be Purchased, all or a part of such excess will not be purchased. The delivery and other settlement for the purchase, etc. of the share certificates shall be made by the pro rata method provided for in Article 21 of the Cabinet Office Ordinance Concerning Disclosure with Respect to Tender Offers of Listed Share Certificates, Etc. by the Issuer Thereof (the "Cabinet Office Ordinance") (if shares constituting less than one unit (*tangen*) (10 shares) are included in the tendered shares by each responding shareholder, the number of shares to be purchased from such responding shareholder determined by calculating by the pro rata method shall not exceed the number of the share certificates actually tendered). If the total number of shares to be purchased from each responding shareholder determined by calculating by the pro rata method, one half of a unit of shares being deemed to constitute one full unit and less than one half being

disregarded, falls below the Minimum Number of Shares to be Purchased, the shortage shall be filled by purchasing additional units of shares one by one from each responding shareholder (as a result, if the number of shares to be purchased from such responding shareholder exceeds the number of actually tendered shares by such responding shareholder, not exceeding the number of such actually tendered shares) in the order of shareholders having a larger number of disregarded shares, until the total number of shares determined to be purchased reaches or exceeds the Minimum Number of Shares to be Purchased; provided, however, if, as a result of such additional purchase of shares of one unit at the same time from more than one shareholder who have the same number of disregarded shares, the total number of shares determined to be purchased from each responding shareholder would exceed the Minimum Number of Shares to be Purchased, the determination of the shareholders whose number of shares shall be hereby additionally purchased shall be made by a draw, to the extent that the total number of shares determined to be purchased shall not fall below the Minimum Number of Shares to be Purchased. If the total number of shares to be purchased from each responding shareholder determined by calculating by the pro rata method, one half of a unit of shares being deemed to constitute one full unit and less than one half being disregarded, exceeds the Minimum Number of Shares to be Purchased, such excess shall be deducted by reducing the units of shares one by one to be purchased from each responding shareholder (or, if shares constituting less than one unit are included in the number of shares to be purchased determined by calculating by the pro rata method, reducing firstly such number of shares constituting less than one unit) in the order of shareholders having a larger number of shares constituting less than one unit which is deemed to be one full unit; provided, however, if, as a result of such deduction of one unit at the same time from more than one shareholder who have the same number of shares constituting less than one unit which is deemed to be one full unit, the total number of shares determined to be purchased from each responding shareholder would fall below the Minimum Number of Shares to be Purchased, the determination of the shareholders whose number of shares shall be hereby reduced shall be made by a draw, to the extent that the total number of shares determined to be purchased shall not fall below the Minimum Number of Shares to be Purchased.

(ii) ACOM may withdraw the tender offer or otherwise pursuant to the proviso to Article 27-11, Paragraph 1 of the Law applied *mutatis mutandis* by Article 27-22-2, Paragraph 2 of the Law. In such case, a public notice shall be given in the *Nippon Keizai Shimbun* and the *Sankei Shimbun*. If it is difficult to give such public notice by the last day of the period of the tender offer, such withdrawal, etc. shall be made public by the method provided for in Article 11 of the Cabinet Office Ordinance and then public notice shall be made immediately.

(iii) A responding shareholder may, at any time during the period of the tender offer, cancel the contract concerning the tender offer by delivering or sending a document stating the intention of such cancellation to the Tokyo branch of the tender offer agent (or the head office or any business office in

Japan of the sub-agent, if the response to the tender offer has been made through the sub-agent), together with the "acceptance slip of response to the tender offer", if delivered (in the case of sending, such document must reach such place by the last day of the period of the tender offer). ACOM shall not claim any payment for any damage or indemnity due to such cancellation of the contract by the responding shareholder. The expenses required for the return of the tendered share certificates shall be borne by ACOM.

(iv) Unless prohibited by Article 27-6, Paragraph 3 of the Law applied *mutatis mutandis* by Article 27-22-2, Paragraph 2 of the Law, ACOM may amend the terms of purchase, etc. during the period of the tender offer. In such case, a public notice shall be given in the *Nippon Keizai Shimbun* and the *Sankei Shimbun*. If it is difficult to give such public notice by the last day of the period of the tender offer, such amendment shall be made public by the method provided for in Article 11 of the Cabinet Office Ordinance and then public notice shall be made immediately. The share certificates tendered before the day on which such public notice is given shall be purchased also in accordance with the terms of the tender offer, etc. as amended.

(v) If ACOM files an amendment to the tender offer registration statement, the matters to be included in the public notice of commencement of tender offer, out of such amendment registration statement, shall be made public by the method provided for in Article 11 of the Cabinet Office Ordinance.

(vi) The result of the tender offer shall be made public on the day immediately following the last day of the period of the tender offer by the method provided for in Article 11 of the Cabinet Office Ordinance.

(vii) The tender offer is not being made, directly or indirectly, in or into the United States of America (the "United States" or "U.S.") or by use of U.S. mail or by any means or instrumentality (including, without limitation, facsimile transmission, e-mail, electronic transmission by way of the Internet, telex or telephone) of U.S. interstate commerce or of any facility of a U.S. national securities exchange, and the tender offer cannot be responded to in or from the United States or by any such use, means or instrumentality.

Any person responding to the tender offer shall be required to represent and warrant as follows:

The responding person (i) has not received or sent any information relating to the tender offer or any document for the purchase in, into or from the United States, (ii) has not used, directly or indirectly, U.S. mail or any means or instrumentality (including, without limitation, facsimile transmission, e-mail, electronic transmission by way of the Internet, telex or telephone) of U.S. interstate commerce or of any facility of a U.S. national securities exchange, in connection with the signing and delivery of the purchase or the form of response to the tender offer, and (iii) is not an agent of any other person having no discretionary power or a person acting as trustee or attorney-in-fact (except for the case where such other person gives all the

directions relating to the purchase outside of the United States).

5. Places at which copies of the tender offer registration statement are made available for public inspection

   Head office of ACOM, Co., Ltd., at 15-11, Fujimi 2-chome, Chiyoda-ku, Tokyo
   Tokyo Stock Exchange, at 2-1, Nihonbashi-Kabutocho, Chuo-ku, Tokyo